Filed by Univar Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nexeo Solutions, Inc.

(Commission File No. 001-36477)

The following is a transcript of a recorded message from Univar Inc.’s Vice President of Commercial Greatness, Sam Wegman, which was made available to Univar employees beginning on October 31, 2018.

Hi Everyone! Sam Wegman here. You know that building commercial greatness and improving our customers experience is something I’m laser focused on. You also know, that at Univar, we define commercial greatness as leveraging our marketing excellence to build long-term bonds with customers and have the best-equipped and skilled salesforce to create and capture value for all stakeholders. So, I’d like to tell you why I’m so excited about the Nexeo acquisition and how I believe the combination will help us drive and achieve commercial greatness and make us easier to buy from.

First, with Univar’s scale and Nexeo’s platforms and complimentary product lines, we will be positioned to provide the best in class solutions for our customers, suppliers and our people by leveraging Nexeo’s centralized ERP platform – making it easier for our customers and suppliers to access the information they need to make a buying decision.

Secondly, we are going to be able to move faster and with more resources. When I joined Univar 5 years ago, I did so because of its fast-paced environment and the many opportunities that I saw available. I’m happy to say that nothing has changed and frankly speaking, that’s what I love about it. With Nexeo, we will have the opportunity to build the most effective and skilled salesforce and customer service teams in the industry, while developing enhanced tools and training, including onboarding programs, tools, and new technologies and sales processes. This will give us the resources needed to make us all better able to meet the needs of our customers and suppliers.

Lastly, I believe our Nexeo acquisition is such an exciting opportunity for you. To me, the Nexeo acquisition tells us loud and clear that our company is all about growth and we all know that growth brings opportunities – including for all of us. And that’s why I see this as an incredibly positive signal about our future. As many of you know, I actually worked for Nexeo before coming to Univar and I can say with confidence that Univar and Nexeo have complimentary cultures that are driven by the same vision to constantly look for ways to add value in everything we do.

Overall, this is a great opportunity and if you can’t tell, I’m really excited. We definitely have a lot of work ahead of us, but I believe the Univar Nexeo combination will help us to accelerate our efforts, setting an even higher bar on performance – and building a great company focused on better serving its customers and suppliers.

For now, it’s business as usual as we need to stay focused on executing our current improvement efforts and maintaining our momentum. But, we can do that with confidence – knowing that an exciting future lies ahead, opening up a whole new world of opportunities for us and our stakeholders.

That’s all for now, so thanks for watching and remember to stay safe and keep selling the value of Univar.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 codified in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. Some forward-looking statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “would” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this communication and include statements regarding, among other things, the expected timetable for closing of the proposed transaction between Univar Inc. (“Univar”) and Nexeo Solutions, Inc. (“Nexeo”), the expected benefits and synergies of the proposed transaction and the operating results, performance and capital structure of the combined company.

Forward-looking statements are based on Univar’s and Nexeo’s current expectations and beliefs concerning future developments and their potential effect on Univar, Nexeo and the combined company. While Univar and Nexeo believe that forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Univar, Nexeo and the combined company will be those anticipated. A number of important factors, risks and uncertainties could cause actual results to differ materially from those contained in or implied by the forward-looking statements, many of which are beyond Univar’s or Nexeo’s control. Factors, risks and uncertainties that could cause actual results to differ from those reflected in forward-looking statements include: changes in general economic, business and political conditions, including changes in the financial markets; the ability to satisfy the conditions to closing of the proposed transaction on the expected timing or at all and other risks related to the completion of the proposed transaction; the ability to obtain required shareholder and regulatory approvals for the proposed transaction on the expected timing or at all; the ability to complete the proposed transaction on the expected terms and timing or at all; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction and combined company may not be achieved in a timely manner or at all; results of the strategic review of Nexeo’s plastics distribution business in connection with the consummation of the proposed transaction and the outcome and impact of a resulting strategic transaction, if any; the ability to successfully integrate Nexeo’s business with Univar following the closing; the risk that Univar and Nexeo will be unable to retain and hire key personnel; the risk that disruption from the proposed transaction may adversely affect Univar’s and Nexeo’s business and their respective relationships with customers, suppliers, distributors or employees; and other risks detailed in the risk factors discussed in “Item 1.A. Risk Factors” in each of Univar’s and Nexeo’s most recent Annual Reports on Form 10-K, as updated by any Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and future filings with the SEC. Unless otherwise indicated or the context otherwise requires, comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions, divestitures or other potential strategic transactions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Neither Univar nor Nexeo undertake any obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find it

In connection with the proposed transaction between Univar and Nexeo, Univar intends to file a registration statement on Form S-4, which will contain a prospectus and a proxy statement for Univar and consent solicitation statement for Nexeo (the “prospectus/joint proxy and consent solicitation statement”). INVESTORS AND SECURITY HOLDERS OF UNIVAR AND NEXEO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROSPECTUS/JOINT PROXY AND CONSENT SOLICITATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive prospectus/joint proxy and consent solicitation statement will be sent to the shareholders of Univar and Nexeo. Investors and security holders will be able to obtain copies of the prospectus/joint proxy and consent solicitation statement as well as other filings containing information about Univar and Nexeo, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Univar will be available free of charge within the investor relations section of Univar’s website at www.univar.com. Copies of the documents filed with the SEC by Nexeo will be available free of charge within the investor relations section of Nexeo’s website at www.nexeosolutions.com.

Participants in the Solicitation

Univar, Nexeo and each of their directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Univar’s shareholders and consents from Nexeo’s shareholders in respect of the proposed transaction between Univar and Nexeo. Information regarding Univar’s directors and executive officers is contained in Univar’s proxy statement for its 2018 annual meeting, which was filed with the SEC on March 20, 2018. Information regarding Nexeo’s directors and executive officers is contained in Nexeo’s proxy statement for its 2018 annual meeting, which was filed with the SEC on December 14, 2017. Investors and security holders may obtain additional information regarding the interests of such participants by reading the prospectus/joint proxy and consent solicitation statement when it becomes available, which may be obtained as described in the paragraphs above.